
TRENDEX
OWN THE STARS

INVEST IN **TRENDEX (YC S22)**

Invest in athletes just like you invest in stocks!

trendex.vip Delaware City, Delaware

Technology Y Combinator Blockchain & Web3 B2C Games

Highlights

Y Combinator

Raised from Y Combinator

1. Impressive growth, from a public alpha to a 7 figure revenue in 2023 !
2. One of the co-founders was previously co-founder of JellySmack (valued at over $3 billion).
3. Endorsed by Timberwolves Rudy Gobert (four-time NBA Defensive Player of the Year).
4. Endorsed by Karim Benzema (Ballon d'Or winner, international soccer legend).
5. Other ambassadors include Celtics / Grizzlies Marcus Smart, Ronald Araujo, Jesse Lingard, and more.
6. $3.5M raised from YCombinator, top angel investors (Ledger), The Sandbox Metaverse founder, and VCs.
7. 200+ athletes & stars signed (and in contracts for 10+ years) with an audience of ~200m followers.
8. Market size: Billion-dollar digital collectibles market. Unicorns like Sorare have grown in it.

Featured Investors



Alain TINGAUD
Syndicate Lead

Follow

Invested $255,000

"Je crois en Trendex, en son management a sa vélocité et capacite de réagir et d'adapter la stratégie de l'offre en fonction des macro évolutions du marché. 2023 aura été excellente pour eux, marquée par une croissance intéressante. Malgré un ralentissement en 2024 dû à des promotions peu efficaces avec Karim Benzema, leur CA a atteint un niveau supérieur a 1 million de dollars sur l'année. Trendex a signé Karim Benzema, deux stars de la NBA, de nombreux footballeurs internationaux de grands clubs. La société a mis en place des solutions technologiques avancées pour gérer une scalabilité et faire face à un trafic plus important. Trendex a réussi aussi a avoir une présence médiatique accrue avec des apparitions télévisées, et des articles dans la presse nationale et internationale. Les nouvelles orientations et offres en gestation sont prometteuses pour permettre a Trendex de rebondir en 2025.English translation: "I believe in Trendex, in its management with its speed and ability to react and adapt the offer strategy according to macro market developments. 2023 will have been excellent for them, marked by interesting growth. Despite a slowdown in 2024 due to ineffective promotions with Karim Benzema, their turnover reached a level above 1 million dollars over the year. Trendex has signed Karim Benzema, two NBA stars, numerous international footballers from major clubs. The company has implemented advanced technological solutions to manage scalability and cope with greater traffic. Trendex has also managed to have an increased media presence with television appearances and articles in the national and international press. The new directions and offers in development are promising to allow Trendex to bounce back in 2025.""



Other investors include Rudy Gobert, Karim Benzema

Our Team



Andrea Bonapersona Co-Founder & CEO

I graduated with an engineering degree and in 2015, I pioneered the development of GoldMiner, the first GUI-based Ethereum mining app. After exiting, I leveraged my expertise to serve as an advisor and investor in Fintech, Blockchain and Gaming companies



Nicolas Alfonsi Co-Founder & CSO

Nicolas Alfonsi is the former Chief Technology Officer (CTO) and co-founder of JellySmack, a unicorn in the creator economy space known for monetizing content from renowned YouTubers such as PewDiePie and MrBeast.



Sebastien Forcioli Chief Business Officer

Sebastien holds a master's degree from the prestigious Skema Business School. He previously co-founded a biotech company. Sebastien now specializes in talent management and brings the world's top athletes to this revolutionary platform.


TRENDEX
OWN THE STARS
We are building an ambitious platform that connects the world's top and upcoming athletes with their fanbases, offering innovative and engaging experiences.

THE INDUSTRY PROBLEM

In recent years, talents have garnered substantial influence with millions of followers, establishing a **direct connection with their fan base.**

However, they receive none or a small fraction of the revenue generated from brand endorsements, particularly in the gaming industry where their image is used.

Conversely, fans lack the means to **directly engage and share experiences** with their beloved talents.

Consequently, this creates an **intermediary-dominated** market within a **peer-to-peer world.**



TRENDEX, GAME CHANGER

Trendex enables fans to own Limited Edition Tokenized Talent Cards representing young promising talents or established celebrities, called **Trends**.

Trends can be utilized in tournaments held bi-weekly. Leveraging data on performance, social media engagement, and audience metrics the better your **Trends** perform, the more you win.

Tournament **rewards** offer exclusive experiences, dedicated items, unique content and credits.


TRENDEX
Discover talents

OUR MARKET

The global sports and entertainment industry is a **$1.5 trillion market** and growing.

Fans Trends service is only beginning and there's already a high demand for that. Trendex is the right choice NOW because this was not feasible before the benefits of the blockchain/Web3 technologies.

Who are our customers?

- 28-40yo male, Investment-educated, looking to bet and invest in a new type of currency
- 18-40yo Sports enthusiast who likes to play with the image of his favorite talents (FIFA player, Panini cards collector, SoRare customer, etc)


RUDY GOBERT
TRENDEX

TRENDEX

COMPETITORS

We are very early in a booming fan tokens / fan experience ecosystem.

Only few are building a talent-to-fan direct relation with real talent engagement.

And so far, there are no matching startups allowing users to trade athlete-endorsed fan Trends within a gamified ecosystem, fully accessible for any user...

We are early in the sweet spot and know what users want.


Crypto-users only
NFTs
Hard to reach mass market + current bear market
Fancium
Sorare
Investment
Trendex
GameFi
Danger zone : Increasing regulations on "hidden" financial assets and securities
Mojo
Royaltiz
Prediction Strike
Web2 - accessible

TRENDEX

TRENDEX

Seasoned entrepreneurs

With billion-dollar success stories.

World-class investors

The world best investors such as YCombinator (AirBnb, Twitch...) invested millions in Trendex.



Andrea BONAPERSONA
CEO
National Research Center, Lagardère, Bertelsmann, Software engineer and serial tech entrepreneur



Nicolas ALFONSI
Platform Strategy
Co-Founder @ JellySmack (valued > 3 billion dollars)



Jean-Joseph MARIANI
Finance & Operations
Former CFO at [illegible], Deloitte



Alain TINGAUD
Sports & Tech Business man, former V President National Rugby League



Bruno KEMOUN
Media Business man, founder @ GroupM, KR Media



Sébastien BORGET
Founder @The Sandbox (valued > 1 billion dollars)

Y · THE SANDBOX · twitch

TRENDEX

TRENDEX

Fans of the new generation are waiting for one thing only : to be able to become an **actor** in the **career** of the talents they are passionate about.

Trendex is reinventing the relationship between fans and talents around the world, and has already won over big stars and tens of thousands of fans.

We are ambitious, goal-oriented and growing organically at a crazy pace.

Let's chat.

Pitch Deck - April 2023



KARIM
BENZEMA
TRENDEX